AEM SPA

03 OCT 31 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/463/2003/AG/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

03037020

October 28, 2003

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, containing some data regarding Aem Third Quarter.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

10/31

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

AEM SPA

FILE NO. 82-4911

PRESS RELEASE

Milan, 28th October 2003. During the first nine months of the current year, turnover growth for AEM exceeded 40% year-on-year, sustained in particular by the development of the electricity business. The increase in gross operating profits in the same period was in excess of 70%.

We expect that the whole of 2003 will produce excellent results, though the final quarter of the year will see a more modest year-on-year growth rate than that seen in the previous quarters. The comparison in terms of trend will in fact be made with the same period of 2002 when AEM had already been consolidating for two months the results relating to the distribution network previously owned by Enel, acquired on 1st November 2002. For a correct estimate of year-on-year results for 2003, it is worth highlighting that at the end of 2002 AEM had reflected in its accounts the abolition of the so-called hydro-electric tax which in the previous quarters of that year had been posted to the accounts as a production cost item.

Additionally, it is worth remembering that the performance of hydro-electric production in the October-December period cannot but feel the impact of the drought suffered in the Summer months of the current year.

AEM S.p.A.

Cod. 5968128 - 1.99